OCI Partners LP

P.O. Box 1647

Nederland, Texas 77627

September 9, 2013

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	OCI Partners LP
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-189350
Filed August 12, 2013

Ladies and Gentlemen:

Set forth below are the responses of OCI Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2013 with respect to Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1 filed with the Commission on August 12, 2013, File No. 333-189350 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

General

1.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulations S-X.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-12 through F-24 and elsewhere in the Registration Statement.

Our Cash Distribution Policy and Restrictions on Distributions, page 57

Unaudited Pro Forma Cash Available for Distribution, page 59

2.	We have read your response to prior comment four in our letter dated August 5, 2013, including the additional disclosures you have provided. We note your disclosure that as of December 31, 2012 and March 31, 2013, on a historical basis, you did not have sufficient cash to pay the per unit quarterly distribution that you project you will be able to pay for the twelve months ended September 30, 2014. However, it also appears to us that as of March 31, 2013, on a historical basis, you would not have had sufficient cash to pay the amount you calculate as unaudited pro forma cash available for distribution for the twelve months ended March 31, 2013. Please reconcile the amount you calculated with the amount you actually could have paid in cash based on your historical financial statements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 62 for a reconciliation of our unaudited pro forma cash available for distribution to cash and cash equivalents.

Unaudited Forecasted Cash Available for Distribution, page 62

3.	We have read your response to prior comment five in our letter dated August 5, 2013, including your belief that omitting information regarding significant changes in financial position is appropriate in light of the purpose of your financial forecast. If the purpose of your financial forecast is to provide prospective financial information relating to your ability to make cash distributions it is not clear to us how or why omitting such information is appropriate. Please clarify or revise.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Registration Statement does discuss the expected significant changes in financial position, which relate to capital expenditures. We have disclosed our forecasted capital expenditures on pages 64 and 69. We also expect that our financial position will change due to fluctuations in our working capital in the ordinary course of business. Accordingly, we have added disclosure regarding our expectations regarding working capital and that we expect to fund working capital with borrowings under our intercompany revolving credit facility on page 70.

Historical Financial Statements

(9) Correction of Immaterial Errors, page F-22

(7) Correction of Immaterial Errors, page F-35

4.

We have read your response to prior comment ten in our letter dated August 5, 2013. We have considered the information you provided and your disclosures; however, we continue to believe the errors you discovered and corrected in 2013 are quantitatively material to your historical financial statements. We note that the impact of the error corrections

Securities and Exchange Commission

represent 17%, 6% and 54% of net income for the ended December 31, 2012, the three months ended March 31, 2013, and the three months ended March 31, 2012. We also note the error corrections are material to cost of goods sold as a percentage of sales. Please revise your financial statements to properly present these adjustments as corrections of errors in previously issued financial statements as required by ASC Topic 250.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our unaudited condensed and audited historical financial statements beginning on pages F-12 and F-25, respectively.

[Signature Page Follows.]

Please direct any questions or comments regarding this correspondence to our counsel, Brett E. Braden of Latham & Watkins LLP, by telephone at (713) 546-7412 or by fax at (713) 546-5401.

Very truly yours,

/s/ Frank Bakker
Frank Bakker
President and Chief Executive Officer
OCI GP LLC

cc:	Craig Slivka, Securities and Exchange Commission
Fady Kiama, OCI Partners LP
Brett E. Braden, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
Stephanie C. Beauvais, Andrews Kurth LLP